FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 21, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


Issued -  Thursday 21st December 2006, London, UK and Waltham, MA


GlaxoSmithKline To Acquire Praecis Pharmaceuticals


GlaxoSmithKline plc (GSK) and  Praecis Pharmaceuticals Incorporated (Nasdaq:
PRCS) announced today execution of a definitive agreement providing for GSK to acquire all outstanding shares of Praecis' common stock for a cash purchase price of US $5.00 per share or a total of approximately $54.8 million for the entire equity interest of Praecis.

"Praecis has created novel therapeutic programs and innovative chemical-synthesis and screening technology that will complement our own discovery capabilities," said Allen Oliff, Senior Vice President, Molecular Discovery Research, GSK.

Kevin F. McLaughlin, Praecis President and Chief Executive Officer, stated, "We are pleased to announce this transaction which culminates a process initiated and directed by our Board to enhance and realize value for our stockholders."

The acquisition will be effected by means of a cash tender offer by a wholly owned subsidiary of GSK for all of the outstanding shares of Praecis, at a cash purchase price of $5.00 per share, followed by a second-step merger in which any untendered Praecis shares would be acquired at the same price per share. The acquisition is subject to certain conditions, including the tender of a majority of the shares of Praecis common stock, and other customary conditions. The transaction has been approved by GSK and by the board of directors of Praecis. GSK and Praecis expect the tender offer to be commenced in early January 2007 and to close in the first quarter of 2007.

Canaccord Adams Inc. served as financial advisor to Praecis in this transaction.


S M Bicknell
Company Secretary
21 December 2006


About GlaxoSmithKline plc

GlaxoSmithKline plc - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company's updated product development pipeline, visit GSK at www.gsk.com.


About PRAECIS

Praecis Pharmaceuticals Incorporated is a biopharmaceutical company focused on utilizing its proprietary technologies for the discovery and development of novel compounds that have the potential to address unmet medical needs or improve existing therapies. Praecis has a novel MetAP-2 inhibitor, PPI-2458, in clinical development for cancer indications, including non-Hodgkin's lymphoma and solid tumors, an innovative drug discovery technology, DirectSelectTM, which enables the generation and practical use of ultra-large libraries for the discovery of orally active compounds for drug development, and a research and development program aimed at identifying one or more selective S1P-1 agonist compounds to advance into clinical testing.


Cautionary statement regarding forward-looking statements

Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, investors are cautioned that any forward-looking statements or projections made by GSK or Praecis, including those made in this press release, are subject to risks and uncertainties that may cause actual results or events to differ materially from those projected or anticipated. These statements are based on GSK's and Praecis current expectations and beliefs. Actual results or events could differ materially from the results or anticipated events implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; changes in both companies' businesses during the period between now and the closing; obtaining regulatory approvals if required for the transaction; the successful integration of Praecis into GSK's business subsequent to the closing of the acquisition; the ability to retain key management and technical personnel of Praecis; other risks described in Praecis report on Form 10-Q for its fiscal quarter ended September 30, 2006 filed with the Securities and Exchange Commission (SEC) on November 9, 2006; and other factors described in GSK's Annual Report 2005 under 'Risk Factors' in the 'Operating and Financial Review and Prospects'. Praecis and GSK are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

The tender offer described in this announcement has not yet been commenced.
This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Praecis. At the time the tender offer is commenced, GSK and its wholly-owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Praecis intends to file a Solicitation/Recommendation Statement on
Schedule 14D-9 with respect to the tender offer. GSK, its wholly owned subsidiary and Praecis intend to mail these documents to the stockholders of Praecis. These documents will contain important information about the tender offer and stockholders of Praecis are urged to read them carefully when they become available. Stockholders of Praecis will be able to obtain a free copy of these documents (when they become available) and other documents filed by Praecis or GSK with the SEC at the website maintained by the SEC at www.sec.gov.
  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from GSK by contacting GSK at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, attention: Corporate Legal, or from Praecis by contacting Praecis at 830 Winter Street, Waltham, Massachusetts 02451, attention: Investor Relations.


GlaxoSmithKline Enquiries:

UK Media enquiries:                    Philip Thomson    (020) 8047 5502
                                       Alice Hunt        (020) 8047 5502
                                       Gwenan White      (020) 8047 5502

US Media enquiries:                    Nancy Pekarek     (215) 751 7709
                                       Mary Anne Rhyne   (919) 483 2839
                                       Patricia Seif     (215)  751 7709

European Analyst/Investor enquiries:   Anita Kidgell     (020) 8047 5542
                                       Jen Hill          (215) 751 7199
                                       David Mawdsley    (020) 8047 5564
                                       Sally Ferguson    (020) 8047 5543

US Analyst/ Investor enquiries:        Frank Murdolo     (215) 751 7002
                                       Tom Curry         (215) 751 5419


Praecis Pharmaceuticals Incorporated Enquiries:

Vice President,
Chief Financial Officer & Treasurer    Edward English    (781) 795 4320
                                                         ted.english@praecis.com



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 21, 2006                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc